UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to __________

Commission file number: 001-13545

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

Prologis 401(k) Savings Plan

1800 Wazee Street, Suite 500

Denver, CO 80202

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Prologis, Inc.

Pier 1, Bay 1

San Francisco, CA 94111

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits – December 31, 2025 and 2024	2
Statements of Changes in Net Assets Available for Benefits – Years Ended December 31, 2025 and 2024	3
Notes to Financial Statements	4
Supplemental Schedule – Schedule 1: Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2025	9
Signature
Exhibits: Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

PROLOGIS
401(k) SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants

Prologis 401(k) Savings Plan

Denver, CO

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Prologis 401(k) Savings Plan (the “Plan”) as of December 31, 2025 and 2024, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying ERISA-required Supplemental Schedule H, line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.

We have served as the Plan’s auditor since 2021.

Denver, CO

June 4, 2026

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401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits (in thousands)

	December 31,
	2025	2024
Assets
Cash	$2,696	$2,343
Investments, at fair value	584,828	514,052

Notes receivable from participants	2,858	2,729
Contribution receivable from employer, net of forfeitures	433	543
Total assets	590,815	519,667

Liabilities
Prefunded contributions	1,382	-
Total liabilities	1,382	-
Net assets available for benefits	$589,433	$519,667

See accompanying notes to financial statements

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401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits (in thousands)

	Year Ended December 31,
	2025	2024
Additions (deductions):
Contributions:
Employer, net of forfeitures	$10,606	$10,260
Participants	22,801	21,593
Rollover	6,340	4,960
Total contributions	39,747	36,813

Net investment income (loss):
Net appreciation (depreciation) in fair value of investments	78,315	50,502
Dividends, interest and other income	11,057	8,620
Total net investment income (loss)	89,372	59,122

Interest on notes receivable from participants	229	173
Benefits paid to participants	(59,368)	(44,744)
Administrative expenses	(214)	(185)
Net increase (decrease) during the year	69,766	51,179

Net assets available for benefits:
Beginning of year	519,667	468,488
End of year	$589,433	$519,667

See accompanying notes to financial statements

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401(k) SAVINGS PLAN

Notes to Financial Statements

NOTE 1. DESCRIPTION OF THE PLAN

The following description of the Prologis 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established by Prologis, Inc. and subsidiaries (“Prologis” or the “Company”). The terms of the Plan in 2025 and 2024 are substantially the same unless noted otherwise. The Plan covers all eligible U.S. employees of Prologis. Eligibility to participate begins with the date of hire and participation is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan trustee and record keeper are Fidelity Management Trust Company ("FMTC") and Fidelity Workplace Services LLC ("FWS"), respectively.

Contributions

Participants are automatically enrolled in the Plan to contribute 3% of eligible compensation when they are hired. Participants have 30 days to decline automatic enrollment. Once enrolled, participants may change their contribution percentage at any time. Participants may contribute on a pre-tax or after-tax basis, up to 75% of their eligible annual compensation, as defined in the Plan, not to exceed $23,500 ($31,000 if age 50 or older) and $23,000 ($30,500 if age 50 or older) in 2025 and 2024, respectively. Participants may also contribute amounts representing rollovers from other qualified plans or retirement accounts. The Company matched 50% of participants’ contributions up to a maximum of 12% of eligible compensation in 2025 and 2024. The Plan also provides for discretionary Company contributions, which are allocated to participants’ accounts based on the relative compensation of participants. There were no discretionary Company contributions during 2025 or 2024.

Participant Accounts

Each participant’s account is credited or charged with the participant contributions, rollover contributions, Company contributions and an allocation of the Plan income or losses, forfeitures and Plan expenses. Income or losses of the Plan are allocated to all participants’ accounts proportionately based on each participant’s investment allocation account balance.

Vesting

Participants are immediately vested in their contributions and any income or loss thereon.

Company contributions and any income or loss thereon, are 100% vested at the completion of one year of service and do not partially vest prior to the completion of one year of service. A participant’s account becomes 100% vested upon death, attaining normal retirement age (65 as defined by the Internal Revenue Service (“IRS”)), termination while disabled (as defined by the Plan) or if the Plan is terminated.

Investment Options

Upon enrollment in the Plan, a participant may direct contributions into various investment options, including Prologis’ common stock. Participant contributions may be invested in any or all of the investment options. Participants are allowed to exchange Prologis’ common stock for other investment options in accordance with Prologis’ insider trading policy.

When deposited, the Company contributions are allocated to investment options based on the participants’ investment elections.

Payment of Benefits

Participants are entitled to receive benefit payments in the form of a lump‑sum payment, partial withdrawal or installments equal to 100% of their accrued benefit upon attainment of age 59½, termination of employment, or upon death or disability. A participant who has terminated employment may defer benefit payments until reaching age 73 or may request a rollover from the Plan to another eligible retirement plan. If no request is made and a participant’s vested account balance is greater than $1,000 but less than $5,000, the Plan will automatically roll the distribution over to an individual retirement account. If the participant’s account balance is less than $1,000, it will be distributed

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401(k) SAVINGS PLAN

Notes to Financial Statements - Continued

in a lump-sum cash payment. The accrued benefit includes the sum of the value of participants’ contributions, allocation of income (losses) and vested Company contributions.

Forfeited Accounts

If a participant was not 100% vested and received a distribution, the Company contribution dollars left in the Plan are called forfeitures. Subsequent to December 31, 2025, forfeitures of $150,000 were used to reduce Company contributions for 2025. Subsequent to December 31, 2024, no forfeitures were used to reduce Company contributions for 2024. At December 31, 2025 and 2024, forfeitures remaining to be used were approximately $168,000 and $118,000, respectively.

Notes Receivable from Participants

The Plan permits loans to participants in an amount not to exceed the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant’s vested account balance. Principal and interest is paid ratably through regular payroll deductions. Interest rates on participant’s loans ranged from 4.25% to 9.50% at December 31, 2025. In 2025 and 2024, the maximum term of a loan was 5 years for a general-purpose loan and up to 10 years for the purchase of a principal residence.

Hardship Withdrawals

Participants may request hardship withdrawals for reasons of financial hardship, as defined by the Plan.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions in net assets during the reporting period. Estimates are used in the determination of fair value of investments. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value as reported to the Plan by the trustee. Shares of common stock are valued at the closing price reported on the active market on which the individual securities are traded. Shares of mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. The Plan’s money market fund carrying amount is representative of its fair value due to the nature of the investment. The Plan's common/collective investment trusts are valued at the NAV of units of the collective trusts. The NAV is used as a practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the fund will sell the investments for an amount different from the reported NAV.

Purchases and sales of securities are recorded on a trade‑date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex‑dividend date.

Notes Receivable from Participants

Participant loans are required to be classified as notes receivable from participants for all periods presented. The loans are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The Plan has included participant loans as Notes Receivable from Participants in the Statements of

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401(k) SAVINGS PLAN

Notes to Financial Statements - Continued

Net Assets Available for Benefits. Delinquent participant loans are reclassified as a distribution when collection is not probable.

Contribution Receivable from Employer, Net of Forfeitures

Amounts due to the Plan from the employer are required to be presented separately in the financial statements. The Company provides a true-up matching contribution after the end of the Plan year to all employees who did not receive their full eligible match during the Plan year. The Company may elect to utilize forfeitures in their true-up matching contribution, therefore the receivable, if any, is presented net of the forfeitures utilized. The Plan has included these deferred contributions as Contribution Receivable from Employer, Net of Forfeitures in the Statements of Net Assets Available for Benefits.

Contributions

Participant contributions and employer matching contributions are recognized during the period in which the respective payroll deductions are made. For the year ended December 31, 2025, the Company prefunded employee and employer contributions related to the 2026 Plan year. These amounts are included as a Prefunded Contributions liability in the Statements of Net Assets Available for Benefits.

Net Appreciation (Depreciation) in Fair Value of Investments

Net Appreciation (Depreciation) in Fair Value of Investments, as reported in the accompanying Statements of Changes in Net Assets Available for Benefits, represents the increase or decrease in the fair value of the Plan’s investments over the period. Such income or loss is allocated to participants’ accounts based on relative participant account balances.

Benefits Paid to Participants

Benefits paid to participants are recorded when paid.

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan. Such expenses will be a charge upon Plan assets and deducted by the trustee to the extent permitted by applicable law. Administrative expenses incurred by the Plan in 2025 and 2024 were approximately $214,000 and $185,000, respectively.

Certain other administrative expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements.

Fair Value Measurements

The Company has estimated fair value using available market information and valuation methodologies believed to be appropriate for these purposes. The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The fair value hierarchy consists of three broad levels:

a.
Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

b.
Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

c.
Level 3 — Unobservable inputs for the asset or liability.

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401(k) SAVINGS PLAN

Notes to Financial Statements - Continued

There were no transfers in or out of Levels 1, 2, or 3 during 2025 or 2024. The Plan’s investments that are measured at fair value in the hierarchy table and at NAV on a recurring basis, are shown in the table below at December 31 (in thousands):

	2025	2024
Investments measured at fair value
Mutual funds	$116,342	$113,073
Prologis, Inc. common stock	43,333	39,387
Self-directed brokerage account	24,575	19,952
Total investments in the fair value hierarchy table (1)	184,250	172,412
Investments measured at net asset value (2)	400,578	341,640
Total investments, at fair value	$584,828	$514,052

(1)
For the years ended December 31, 2025 and 2024, all Plan investments in the fair value hierarchy table were measured using Level 1 inputs.

(2)
The common/collective investment trusts were measured at NAV per unit (or its equivalent) as a practical expedient and have not been classified in the fair value hierarchy. There are no unfunded commitments at December 31, 2025 and 2024, and redemption restrictions for these investments and a redemption notice period are not required per the Plan.

The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to Investments, at Fair Value presented in the Statements of Net Assets Available for Benefits.

NOTE 3. PLAN TERMINATION

Although the Company has not expressed any intention to terminate the Plan, it may do so at any time. In the event of a termination of the Plan, participants will become fully vested in their accounts and the Plan’s trustee would distribute the assets in the Plan to participants.

Additionally, the Plan’s sponsor may amend the Plan at any time without the consent of any participant or any beneficiary, provided that no amendment deprives any participant of the participant’s vested accrued benefit.

NOTE 4. TAX STATUS

Effective January 1, 2022, the Plan was amended and restated through the adoption of a pre-approved plan document (formerly known as a volume submitter plan). The pre-approved plan received an advisory letter from the IRS dated June 30, 2020, stating that it is qualified under Section 401 of the Internal Revenue Code ("IRC"), and that any employer adopting this form of the plan will be considered to have a plan qualified under Section 401(a) of the IRC. No Plan provisions were amended due to the adoption of the pre-approved plan. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Prologis believes the Plan, as amended, is being operated and administered in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt at December 31, 2025 and 2024.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax asset or liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that at December 31, 2025 and 2024, there were no uncertain positions taken that would require recognition of an asset or liability or disclosure in the financial statements.

NOTE 5. PARTY-IN-INTEREST AND RELATED PARTY TRANSACTIONS

Certain Plan investments represented shares of common stock of Prologis and self-directed brokerage accounts as of December 31, 2025 and 2024, respectively, that qualified as party-in-interest transactions. In 2025, there were approximately $2,500,000 and $3,800,000 of Prologis common stock purchased and sold, respectively, at historical cost. In 2024, there were approximately $3,300,000 and $3,800,000 of Prologis common stock purchased and sold, respectively, at historical cost. As discussed in Note 1, FMTC was the trustee in both 2025 and 2024, as defined by the Plan, and FWS serves as the record keeper to maintain the individual accounts of each Plan participant. In addition, the Plan invests in various funds managed by FMTC, certain fees were paid to FWS and the Plan provides

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401(k) SAVINGS PLAN

Notes to Financial Statements - Continued

for loans to participants, which are also party-in-interest transactions that are exempt from the prohibited transaction rules.

NOTE 6. RISKS AND UNCERTAINTIES

The Plan provides for various investment options in stocks and other investment securities. Investment securities, in general, are exposed to various risks, such as: significant world events and interest rate, credit and overall market volatility. The Plan may invest in securities with contractual cash flows, such as: asset backed securities, collateralized mortgage obligations and commercial mortgage-backed securities; including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits. Given all these factors and the dynamic nature of and volatility in the U.S. financial markets, it is difficult to predict the future impact to the values of our Plan’s investments.

Additionally, some investments held by the Plan are invested in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks included devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

The Plan has a concentration of investments in Prologis common stock. A change in the value of Prologis common stock could cause the value of the Plan’s Net Assets Available for Benefits to change due to this concentration.

In addition, as a result of funds being selected by participants, certain other funds may individually represent a concentration of greater than 10% of the Plan’s Investments, at Fair Value in the Statements of Net Assets Available for Benefits. Although these individual funds maintain a level of diversification by investing in multiple equity, debt or other instruments, there may be a concentration of risk because the funds are invested at the direction of a single fund manager. At December 31, 2025 and 2024, the Spartan 500 Index fund represented more than 10% of the Plan’s Investments, at Fair Value.

PROLOGIS	Schedule 1

401(k) SAVINGS PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
EIN: 94-3285362
Plan Number: 001
(Dollars in thousands)
December 31, 2025

Identity of party involved / Description of investment	Current Value

Prologis common stock - approximately 339,000 shares*	$43,333

Common/collective investment trusts:
Spartan 500 Index	121,611
Spartan Extended Market Index	45,374
Vanguard Target Retirement 2045	37,220
Vanguard Target Retirement 2050	32,049
Vanguard Target Retirement 2035	29,375
Vanguard Target Retirement 2055	26,855
Vanguard Target Retirement 2040	25,342
Vanguard Target Retirement 2030	19,228
Vanguard Target Retirement 2060	14,321
Artisan International Growth	14,313
Spartan Total International Index	13,632
Vanguard Target Retirement 2025	11,680
Vanguard Target Retirement 2065	3,889
Vanguard Target Retirement 2020	2,357
Vanguard Target Retirement Income	2,324
Vanguard Target Retirement 2070	1,008
Total common/collective investment trusts	400,578

Mutual funds:
JPMorgan Large Cap Growth	38,475
American Funds Washington Mutual	24,528
Vanguard Treasury Money Market	21,287
Fidelity U.S. Bond Index*	10,332
American Beacon Small Cap Value	7,393
Metropolitan West High Yield Bond	3,476
Cohen & Steers Global Realty	2,867
PIMCO Real Return	2,681
Fidelity Short-Term Bond Index*	2,419
Impax Sustainable Allocation	1,968
Baron Discovery Fund Institutional Shares	602
Vanguard Total International Bond Index	314
Total mutual funds	116,342

Self-directed brokerage invested account*	24,575
Cash (Fidelity reserves) - self-directed brokerage liquid account*	2,696
Notes receivable from participants, 4.25% to 9.50%*	2,858
Total assets (held at end of year)	$590,382
* Represents a party-in-interest

See accompanying Report of Independent Registered Public Accounting Firm.

Index to Exhibits

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Prologis 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Prologis 401(k) Savings Plan

Dated: June 4, 2026	By:	/s/ Trisha L. Burns
Trisha L. Burns
Managing Director and Chief Accounting Officer, Prologis, Inc.